SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated May 15, 2008, entitled “Spreadtrum Communications, Inc. Announces First Quarter 2008 Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: May 16, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated May 15, 2008, entitled “Spreadtrum Communications, Inc. Announces First Quarter 2008 Results.”

Exhibit 99.1

Spreadtrum Communications, Inc. Announces First Quarter 2008 Results

First Quarter 2008 Financial Summary:

•	Total revenue increased 51% year-over-year to US$39.5 million as baseband revenue grew 73% year-over-year.

•	Diluted earnings per American Depositary Share (ADS) was US$0.06, up from US$0.05 in 1Q07.

•	Gross margin in 1Q08 was 44.9% compared to 42.9% in 1Q07 and 45.5% in 4Q07.

•

Operating margin in 1Q08 was 5.1% compared to 5.0% in 1Q07 and 17.6% in 4Q07. Excluding share-based compensation and amortization of intangibles from the Quorum acquisition, non-GAAP operating margin in 1Q08 was 10.8%.

•	GAAP net income increased 37% year-over-year to US$2.8 million, while non-GAAP net income was up 55% year-over-year.

Recent Business Highlights:

•	Spreadtrum completed its acquisition of Quorum Systems, and the integrated team has already won joint designs at handset makers, with a 30-40% attach rate goal by year end.

•

Two of Spreadtrum’s customers together received over 50% of the initial round of 60,000 TD-SCDMA handset orders from China Mobile in January. Two more rounds of handset orders are expected before the Olympics, and the second phase of the TD-SCDMA network has begun.

•

Spreadtrum announced its first mobile TV chip, SC6600V, the industry’s first demodulator/decoder chip for CMMB-based mobile TV, which has already started commercial broadcasting in Beijing, Shanghai, and Shenzhen.

•	Spreadtrum signed a new partnership agreement with Wingtech to expand that relationship, including a modified SC6600W product.

•	Spreadtrum will hold its second annual Technology Forum in Shanghai, June 17-18, to outline its roadmap and plans with its customers, partners, industry media, and investors.

Shanghai, China, May 15, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”), one of China’s leading wireless baseband chipset providers, today announced its first quarter 2008 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS was US$0.06 in the first quarter of 2008 (1Q08), an increase of 20% from US$0.05 in the same period in 2007 (1Q07). Net income for 1Q08 was US$2.8 million, an increase of 37% from US$2.0 million in 1Q07.

US GAAP net income for 1Q08 included US$1.9 million of share-based compensation expense and US$0.4 million of amortization of intangibles from the Quorum acquisition. Excluding the impact of this share-based compensation expense and the amortization of intangibles from the Quorum acquisition, the Company’s non-GAAP net income for 1Q08 would have been US$5.0 million, up 55% from US$3.2 million in 1Q07. Diluted non-GAAP earnings per ADS in 1Q08 was US$0.11, up from US$0.08 in 1Q07.

Commenting on the results, the Company’s President and CEO, Dr. Ping Wu, said:

“We are pleased that we were able to achieve our financial guidance in light of several factors that made this a challenging first quarter. Traditionally, Q1 is a seasonally slower quarter for the cellphone market. This year the market also had to work down a surplus of inventory from Q4 and cope with the impact of a snowstorm that disrupted travel and consumer spending. We were able to use this slower environment to streamline our internal operations, improve our product mix and enhance our product cost structure, which we believe will have a positive impact on profits in the 2nd half of this year.

On the business side, we completed our purchase of Quorum Systems in January and are far along in the integration of its R&D team and products into the combined Company. The joint team has already had some early successes in getting Quorum’s RF transceivers designed into our customers’ products and given this traction we are targeting a 30-40% attach rate for our basebands with Quorum’s transceivers by the end of the year. Quorum’s current products include low cost, low power single chip CMOS based multi-band transceivers for the GSM, GPRS, EDGE, TD-SCDMA, and WCDMA markets. With this acquisition we have more design options and more complete solutions for our customers—from 2G to 3G, physical layer software to protocol and applications.

On the 3G front, we are pleased that China Mobile began commercial trial in April and that two of our customers received a majority of the initial handset orders. We believe China Mobile will place two more rounds of handset orders in Q2 and Q3 respectively and that it has already begun to implement the 2nd phase of its TD-SCDMA network. We remain confident that we are well positioned for the ramp of this new technology in 2008 and beyond, as the market looks to ramp towards 100 million TD-based phones by 2011.

In addition to TD-SCDMA, we also have been working on additional growth drivers. We believe our recently announced mobile TV demodulator/decoder chip (the SC6600V) can work either as a stand-alone solution or with a host chip to address designers’

2	5/16/2008

needs and should become an important selling point for cellphones in the latter half of this year. The State Administration of Radio Film and Television (SARFT) already has commercial trials in 10 cities, including Beijing, Shanghai, and Shenzhen, and is expected to have CMMB network in 37 cities by August with network installation planned for another 324 cities in 2009. The area covered by CMMB signals will increase further once a planned satellite is launched.

Most of our revenue in 2008 should still come from our refreshed portfolio of 2G/2.5G products that we believe includes unique integrated features on a single chip that have normally been available only on Smartphones, but that Speadtrum has brought into mainstream phones – such features as touchscreen, Java, dual-SIM, 5 mega-pixel sensors, and robust API capabilities, enabling such services as cell based A-GPS. Therefore, we believe we have the portfolio to allow handset designers to be successful now, but the roadmap to expand not just within China’s production, but into the international export market as well.”

First Quarter 2008 Financial Review

Revenue

Revenue in the first quarter totaled US$39.5 million, representing an increase of 51% from 1Q07 but a seasonal decrease of 19% from 4Q07. Revenue from baseband semiconductors was US$35.5 million, or 90% of revenue, up from 79% of revenue in 1Q07, but a slight drop from 93% of revenue in 4Q07 given end-of-life orders from certain turnkey solution providers. Revenue from turnkey solutions was US$4.0 million, which represented 10% of revenue, down from 21% of revenue in 1Q07 and up from 7% of revenue in 4Q07.

Revenue from baseband semiconductors grew 73% from 1Q07 and decreased 21% from 4Q07 to US$35.5 million. Unit shipments of baseband semiconductors increased 96% from 1Q07 and decreased 25% from 4Q07. Nearly all baseband semiconductor shipments in the first quarter were 2G/2.5G related products. 3G products accounted for 1% of the baseband shipments in 1Q08. The average selling price per unit for baseband semiconductors increased by 8% from 4Q07 as a result of better product mix.

Revenue from turnkey solutions decreased during the quarter by 29% from 1Q07 and increased 11% from 4Q07 to US$4.0 million. The year-over-year decrease was a result of the Company’s ongoing plan to phase out its SM5100 series modules, and the sequential increase reflected end-of-life purchases by the Company’s modules customers.

3	5/16/2008

Gross Margin

The gross margin for the quarter was 44.9%, up from 42.9% in 1Q07 and down from 45.5% in 4Q07. The non-GAAP gross margin was 45.1%, up from 43.1% in 1Q07 and down from 45.6% in 4Q07. Gross margin for baseband semiconductors in 1Q08 decreased approximately 0.7% from 1Q07, primarily as a result of a decline in the weighted average selling price. Gross margin for baseband semiconductors in 1Q08 increased 1.6% from 4Q07, primarily as a result of better product mix.

The cost of revenue in 1Q08 totaled US$21.7 million, representing an increase of 45% from 1Q07 and a decrease of 18% from 4Q07. The year-over-year increase in absolute dollars was driven by an increase in the total cost of baseband semiconductors from higher volumes partially offset by a decline in the total cost of turnkey solutions. The total cost of turnkey solutions declined as the Company continued to de-emphasize its SM5100 series module business. The sequential decrease was driven by a decrease in total wafer fabrication and assembly and testing costs as a result of the 25% decrease in baseband unit volume from 4Q07.

Operating Margin

The Company’s operating margin was 5.1% in 1Q08, compared to 5.0% in 1Q07 and 17.6% in 4Q07. The year-over-year improvement in operating margin was due to higher gross margin and lower SG&A expense as a percentage of revenue partially offset by an increase in R&D expenses as a percentage of revenue. The increase in R&D expenses was primarily due to the acquisition of Quorum Systems, whose primary activities are the research and development of radio frequency transceivers. The sequential decrease in operating margin was primarily attributed to higher R&D expenses as a result of the Quorum acquisition and higher SG&A expenses, as percentages of revenue. Excluding stock based compensation expense and the amortization of intangibles from the Quorum acquisition, the non-GAAP operating margin in 1Q08 was 10.8%, up from 9.7% in 1Q07 and down from 20.7% in 4Q07.

Total operating expenses in 1Q08, which include selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$15.7 million, representing increases of 59% from 1Q07 and 17% from 4Q07. Total operating expenses for the quarter represented 39.9% of revenue, compared to 37.9% and 27.8% of revenue in 1Q07 and 4Q07, respectively. Excluding stock based compensation expense and the amortization of intangibles from the Quorum acquisition, total non-GAAP operating expenses in 1Q08 were US$13.6 million, representing increases of 55% from 1Q07 and 12% from 4Q07. Total non-GAAP operating expenses for the quarter represented 34.3% of revenue.

4	5/16/2008

SG&A expenses increased by 22% in 1Q08 from 1Q07 and 15% from 4Q07 and represented 12.1% of revenue. These expenses as a percentage of revenue in 1Q08 improved from 15.0% of revenue in 1Q07 primarily due to lower fees for professional services and higher revenue level in 1Q08. These expenses as a percentage of revenue in 1Q08 increased from 8.6% of revenue in 4Q07 primarily due to lower revenue level in 1Q08. The year-over-year dollar increase was driven primarily by higher salary and benefits as a result of headcount addition, share-based compensation expense, marketing and business travel expense, partially offset by lower fees for professional services. The sequential dollar increase was driven primarily by higher salary and benefits as a result of headcount additions, higher stock-based compensation, marketing and professional service expenses.

R&D expenses in 1Q08 increased 83% year-over-year and 17% sequentially and represented 27.8% of revenue in 1Q08, compared to 22.9% in 1Q07 and 19.3% in 4Q07. The R&D expenses associated with Quorum Systems, which acquisition was completed in mid-January 2008, represented 4.9% of revenue. The year-over-year and sequential dollar increases were driven primarily by the Company’s efforts to expand its product portfolio and the impact of the Quorum acquisition. These increases included higher expenses related to salary and benefits, higher stock-based compensation, depreciation and amortization, and non-recurring engineering expense, partially offset by an increase in government grants for R&D projects.

Non-Operating Income

In 1Q08, the Company recorded net interest income of US$0.8 million, representing an increase of US$0.4 million from 1Q07 and a decrease of US$0.7 million from 4Q07. The year-over-year increase was primarily attributed to interest earned from investing the higher balance of cash and cash equivalents arising from the Company’s initial public offering. The sequential decrease was primarily due to a reduction in the balance of cash and cash equivalents, as a result of the Quorum purchase, and declines in interest rates.

Earnings

Diluted earnings per ADS was US$0.06, up 20% from US$0.05 in 1Q07 and down 73% from US$0.22 in 4Q07. Excluding stock based compensation expense and amortization of intangibles from the Quorum acquisition, non-GAAP diluted earnings per ADS for 1Q08 was US$0.11, up from US$0.08 in 1Q07 and down from US$0.25 in 4Q07.

The Company’s net income totaled US$2.8 million in 1Q08, an increase of 37% from US$2.0 million in 1Q07 and a decrease of 73% from US$10.2 million in 4Q07. The net margin was 7.0%, down from 7.8% in 1Q07 and 21.0% in 4Q07. Excluding stock based compensation expense and amortization of intangibles from the Quorum acquisition, non-GAAP net margin was 12.7% in 1Q08, up from 12.5% in 1Q07 and down from 24.1% in 4Q07.

5	5/16/2008

Balance Sheet and Cash Flow

As of March 31, 2008, the Company had US$97.2 million in cash and cash equivalents, which represented a decrease of US$59.8 million from December 31, 2007 due primarily to the US$55.4 million cash portion spent on the Quorum acquisition. In 1Q08, the Company also used US$2.7 million cash for operating activities, US$1.2 million on property and equipment, and US$1.4 million on intangible assets.

Accounts receivable (A/R) decreased from US$2.2 million at December 31, 2007 to US$1.4 million at March 31, 2008, and the average A/R days decreased from 5 days to 4 days. Inventory at March 31, 2008 was US$20.3 million, a decrease of $4.8 million from December 31, 2007, and the inventory days decreased from 86 days to 85 days, which is in-line with the Company’s targets needed for the ramp up of several new products in 2008. Total assets as of December 31, 2007 were US$257.5 million, up 8.7% from US$236.9 million at December 31, 2007.

Current liabilities decreased from US$43.6 million at December 31, 2007 to US$28.0 million at March 31, 2008, primarily due to a decrease in accounts payable. Long-term liabilities at March 31, 2008 were US$19.8 million, compared to US$5.4 million at December 31, 2007, primarily due to an increase of deferred tax liability resulted from the Quorum acquisition.

Promotion

The Company promoted Dr. Yi Kang to the position of Vice President of Marketing. Dr. Kang joined Spreadtrum in 2003 and has worked on a number of different assignments. As the project manager, he led the team that developed the industry’s first GSM/TD-SCDMA single chip baseband (SC8800). Later, he was the head of the Company’s Beijing office, built up the R&D team in Beijing, and cultivated relationships with universities, the business community, and government agencies. Most recently he was the head of the Mobile Multimedia unit and led the team that developed the Company’s CMMB-based mobile TV chip. Dr. Yi Kang received his Ph.D. degree from the University of Illinois at Urbana-Champaign.

Business Outlook:

The Company currently expects revenue in the second quarter to be approximately US$40 million to US$41 million, which represents a sequential increase of 2% to 4% from the US$39.5 million in the first quarter of 2008. A few select customers were undergoing restructuring efforts that began in Q1 and as a result are seeing some slower growth in Q2. We have engaged with several new customers in China and expect to see some initial ramp with these new customers in the 3rd and 4th quarters. In addition, as we begin to ramp up our mobile TV chip and as the TD-SCDMA market continues to ramp, we believe we should see a meaningful resumption of growth in our business during the 2nd half of this year.

6	5/16/2008

The Company estimates its operating margin in 2Q08 should be in the range of 4%-5%, approximately flat from the Q1 level. The Company estimates its stock-based compensation expense will be approximately $2 million in the second quarter.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 6:00 pm Eastern Time on May 15, 2008. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

USA (Toll Free):	1 866 679 8035
USA (Toll):	1 617 213 4848
Hong Kong (Toll Free):	800 962 844
China (Toll Free):	10 800 130 0399
Participant Passcode:	97671951
Pre-registration (optional):	https://www.theconferencingservice.com/prereg/key.process?key=PWAALGPHF

A replay of the conference call will be available for seven days via the following telephone numbers:

USA (Toll Free):	1 888 286 8010
USA (Toll):	1 617 801 6888
Participant Passcode:	1897 2285

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and amortization of intangibles from the Quorum acquisition. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and amortization of intangibles from the Quorum acquisition.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS is calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

7	5/16/2008

Listed below are the share-based compensation amounts included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release. A reconciliation of GAAP to non-GAAP results is presented after the consolidated balance sheets.

	Three months ended
	March 31, 2007	December 31, 2007	March 31, 2008
	(in thousands of US dollars)
Share-based compensation:
Cost of revenue	$49	$47	$75
Research and development	457	535	790
Selling, general, and administrative	711	913	991

8	5/16/2008

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended			Change from
	March 31, 2007	December 31, 2007	March 31, 2008	1Q07	4Q07
Revenue	$26,167	$48,542	$39,498	51%	(19)%
Cost of revenue	14,954	26,476	21,746	45%	(18)%

Gross profit	11,213	22,066	17,752	58%	(20)%
Operating expenses
Research & development	5,996	9,352	10,967	83%	17%
Selling, general & administrative	3,920	4,154	4,774	22%	15%

Total operating expenses	9,916	13,506	15,741	59%	17%

Operating income	1,297	8,560	2,011	55%	(77)%
Non-operating income (expense)
Interest income	439	1,452	795	81%	(45)%
Interest expense	(6)	(27)	(35)	483%	30%
Other income, net	331	563	637	92%	13%

Total non-operating income	764	1,988	1,397	83%	(30)%

Income before tax	2,061	10,548	3,408	65%	(68)%
Income tax expense	29	352	630	2,072%	79%

Net income	$2,032	$10,196	$2,778	37%	(73)%

Basic earnings per ADS	$0.36	$0.24	$0.06	(83)%	(75)%
Diluted earnings per ADS	$0.05	$0.22	$0.06	20%	(73)%

Margin analysis:
Gross margin	42.9%	45.5%	44.9%
Operating margin	5.0%	17.6%	5.1%
Net margin	7.8%	21.0%	7.0%

Weighted average ADS equivalent: [1]
Basic	5,659,595	42,263,233	43,164,186
Diluted	38,156,489	47,032,432	46,789,892

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

9	5/16/2008

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	March 31, 2007	December 31, 2007	March 31, 2008 (Note)
Cash and cash equivalents	$44,801	$157,038	$97,232
Accounts receivable, net	10,713	2,198	1,410
Inventories	9,870	25,054	20,301
Deferred tax assets	202	392	392
Prepaid expenses and other current assets	1,063	5,650	5,625

Total current assets	66,649	190,332	124,960

Property and equipment , net	19,503	23,046	25,236
Acquired intangible assets , net	7,551	14,220	49,321
Goodwill	—	—	46,895
Deferred tax assets	1,060	1,222	1,225
Other long term assets	3,939	8,102	9,876

Total assets	98,702	236,922	257,513

Current portion of long term loan	1,099	685	—
Accounts payable	10,218	24,857	10,165
Advances from customers	2,028	1,210	1,532
Obligation on acquisition of building	5,447	—	—
Income tax payable	1,858	3,088	3,703
Accrued expenses and other current liabilities	12,596	13,773	12,594

Total current liabilities	33,246	43,613	27,994

Long term loan	3,232	3,423	3,562
Deferred tax liabilities	17	37	14,365
Other long-term obligations	—	1,954	1,905

Total long term liabilities	3,249	5,414	19,832

Total liabilities	36,495	49,027	47,826
Shareholders’ equity	62,207	187,895	209,687

Total liabilities & shareholders’ equity	$98,702	$236,922	$257,513

Note: The financial information at March 31, 2008 includes preliminary valuation of Quorum, which is subject to further adjustments.

10	5/16/2008

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

Revenue (US$000)	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Baseband Semiconductor	$11,760	$15,684	$22,645	$20,589	$27,357	$34,161	$44,971	$35,532
Turnkey Solutions	17,961	11,017	8,317	5,578	4,830	4,409	3,571	3,966

Total	$29,721	$26,701	$30,962	$26,167	$32,187	$38,570	48,542	39,498

As % of Total Revenue
Baseband Semiconductor	40%	59%	73%	79%	85%	89%	93%	90%
Turnkey Solutions	60%	41%	27%	21%	15%	11%	7%	10%

Gross Margin	38.8%	43.2%	46.4%	42.9%	45.5%	45.6%	45.5%	44.9%

11	5/16/2008

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	March 31, 2007	December 31, 2007	March 31, 2008
Cost of revenue	$14,954	$26,475	$21,746
Adjustment for share-based compensation	(49)	(47)	(75)

Cost of revenue (non-GAAP)	$14,905	$26,428	$21,671

Operating income	$1,297	$8,560	$2,011
Adjustment for share-based compensation within:
Cost of revenue	49	47	75
Research and development	457	535	790
Selling, general, and administrative	711	913	991
Adjustment for amortization of intangibles from Quorum acquisition within research and development	—	—	400

Operating income (non-GAAP)	$2,514	$10,055	$4,267

Net income	$2,032	$10,196	$2,778
Adjustment for share-based compensation within:
Cost of revenue	49	47	75
Research and development	457	535	790
Selling, general, and administrative	711	913	991
Adjustment for amortization of intangibles from Quorum acquisition within research and development			400

Net income (non-GAAP) *	$3,249	$11,691	$5,034

Diluted earnings per ADS	$0.05	$0.22	$0.06
Adjustment for share-based compensation	0.03	0.03	0.04
Adjustment for amortization of intangibles from Quorum acquisition	—	—	0.01

Diluted earnings per ADS (non-GAAP)*	$0.08	$0.25	$0.11

Gross margin	42.9%	45.5%	44.9%
Adjustment for share-based compensation	0.2%	0.1%	0.2%

Gross margin (non-GAAP)	43.1%	45.6%	45.1%

Operating margin	5.0%	17.6%	5.1%
Adjustment for share-based compensation	4.7%	3.1%	4.7%

Adjustment for amortization of intangibles from Quorum acquisition	—	—	1.0%

Operating margin (non-GAAP)	9.7%	20.7%	10.8%

Net margin	7.8%	21.0%	7.0%
Adjustment for share-based compensation	4.7%	3.1%	4.7%

Adjustment for amortization of intangibles from Quorum acquisition	—	—	1.0%

Net margin (non-GAAP)*	12.5%	24.1%	12.7%

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

12	5/16/2008

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the impact that the streamlining of the Company’s internal operations, improvement of product mix and product and cost structure will have on the Company’s operations in the second half of the year, the Company’s target attach rate by year-end for the Company’s baseband chips with Quorum’s transceivers, China Mobile’s placement of second and third rounds of TD-SCDMA handset orders before the Olympics, the TD-SCDMA industry’s ramp up of TD-SCDMA technology towards a 100 million user target by 2011, China Mobile’s implementation of the second phase of its TD-SCDMA network, our positioning for the ramp up in the manufacture of cellphones incorporating TD-SCDMA technology, that cellphones incorporating our mobile TV demodulator/decoder chip will become an important selling point, the availability of CMMB network in 37 cities by August and CMMB network installation plans for 2009, the revenue in 2008 coming mostly from the Company’s refreshed portfolio of 2G/2.5G products, ramp up in sales to new customers during the third and fourth quarters, the improvement in our business during the second half of the year and the Company’s expectations with respect to the revenue, operating margin, and stock-based compensation for the second quarter of 2008. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the Company’s ability to integrate Quorum’s operations into its own; the Company’s ability to successfully produce and market Quorum’s RF transceivers in volume; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s

13	5/16/2008

filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:
Investor Relations
Tel: +86 21 5080 2727 x2268
E-mail: ir@spreadtrum.com

14	5/16/2008